CHINA FINANCE ONLINE REPORTS FOURTH QUARTER AND FULL YEAR 2006 RESULTS

(Beijing, China, February 27, 2007) China Finance Online Co. Limited (Nasdaq: JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the fourth quarter and the full year ended December 31, 2006:

Q4 2006 Financial Highlights

*	Due to strong growth in prepaid subscription service fees, deferred revenue at the end of the fourth quarter ended December 31, 2006 reached the Company’s record high of $6.42 million, up 245% year-on-year.

*	Net revenues of $2.52 million for Q4 2006, up 33% year-on-year.

*	Net loss of $1.70 million for Q4 2006, compared to $1.06 million of net income for the same period in 2005, a decrease of 260% year-on-year.

*	Due to substantial negative impact from regulatory changes on mobile value-added service (“MVAS”)in the second half of 2006, investment impairment of $1.32 million, a non-cash nonrecurring item, was recorded in Q4 2006 against the Company’s investment in Moloon International Inc.(“Moloon”)

*	Excluding the investment impairment of $1.32 million in Moloon and stock-based compensation expenses of $225,000 primarily due to the adoption of SFAS 123R, non-GAAP net loss for Q4 2006 would have been $149,000.

*	Basic and diluted loss per ADS of US$0.09 and US$0.08, respectively, for the fourth quarter in 2006. Both basic and diluted loss per share were US$0.02 for the fourth quarter in 2006.

*	Excluding investment impairment in Moloon and stock-based compensation expenses primarily due to the adoption of SFAS 123R, both non-GAAP basic and diluted loss per ADS would have been US$0.01 each, for the fourth quarter in 2006, and both non-GAAP basic and diluted loss per share were US$0.00 for the fourth quarter in 2006.

Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Measures” and the “Reconciliation to Unaudited Condensed Consolidated Statements of Operations”.

Full Year 2006 Financial Highlights

* Net revenues decreased by 5% to $7.13 million in 2006 from $7.48 million in 2005.

*	Net income decreased by 113% from $4.62 million in 2005 to a net loss of $600,000 in 2006.

*	Diluted loss per ADS was US$0.03 in 2006 and diluted loss per share was US$0.01 in 2006.

Financial Results

Due to strong growth in sales of subscription packages particularly the Value Engine series, deferred revenue at the end of the fourth quarter of 2006, which represents prepaid service fees made by customers for subscription services that have not been rendered as at December 31, 2006, reached the Company’s historical high of $6.42 million, an increase of 245% compared to $1.86 million for the same period in year 2005 and an increase of 126% compared to $2.84 million in the previous quarter.

During the fourth quarter of 2006, China Finance Online reported net revenues of $2.52 million, an increase of 33% from $1.90 million for the same period in 2005, and an increase of 46% from $1.73 million in the third quarter of 2006. The increase is primarily due to the growth in subscription service fees from individual customers. Revenues from advertising-related business for the quarter contributed $194,000, representing 8% of net revenues for the quarter. Revenues from subscription service fees paid by institutional customers for the quarter were $179,000, representing 7% of net revenues for the quarter. Revenues from wireless related services for the quarter were $298,000, representing 12% of net revenues for the quarter.

For the full year ended December 31, 2006, net revenues decreased by 5% to US$7.13 million from US$7.48 million for the full year 2005.

Gross profit for the quarter was $1.89 million, an increase of 8% from $1.75 million for the same period in 2005 and an increase of 34% from $1.41 million for the third quarter of 2006. Gross margin was 75% in the fourth quarter, compared to 92% for the same period in 2005 and to 81% for the third quarter of 2006.

Gross profit for the full year 2006 decreased by 19% to $5.66 million from $7 million for the full year 2005. Gross margin for the full year 2006 was 79% compared with 94% for the full year 2005.

Operating expenses for the fourth quarter totalled $2.64 million, an increase of 155% from $1.03 million reported for the same period in 2005. This increase is primarily due to expansion in operating scale associated with the acquisitions of Stockstar.com and Shenzhen Genius, as well as increase in compensation expenses as a result of increased sales force and product development headcounts in the fourth quarter. Operating expenses for the fourth quarter of 2006 included $201,000 of stock-based compensation primarily as a results of adopting SFAS 123R in 2006 to recognize stock-based compensation over the service period.

*	General and administrative expenses for the quarter were $1.05 million, an increase of 142% from $433,000 for the same period in 2005. This increase is primarily due to expansion in operating scale associated with the acquisitions of Stockstar.com and Shenzhen Genius, and to a lesser extent, an increase in stock-based compensation expenses primarily as a result of adopting SFAS 123R. General and administrative expenses for the fourth quarter included $150,000 in stock-based compensation.

*	Sales and marketing expenses for the fourth quarter increased by 131% from $541,000 for the same period in 2005 to $1.25 million. This increase is largely due to compensation expenses as a result of increased sales forces, including those associated with the acquisitions. Sales and marketing expenses for the fourth quarter of 2006 also included $23,000 in stock-based compensation primarily as a result of adopting SFAS 123R.

*	Product development expenses for the quarter were $334,000, an increase of 476% from $58,000 for the same period in 2005, which is primarily due to increases in employee compensation as a result of increased headcounts, including those associated with the acquisitions. Product development expenses for the quarter also included stock-based compensation of $28,000 primarily as a result of adopting SFAS 123R.

For the year ended December 31, 2006, total operating expenses were $6.36 million, an increase of 69% from $3.77 million for the full year 2005.

As a result of the foregoing, loss from operations for the fourth quarter of 2006 was $741,000, compared to operating income of $722,000 for the same period in 2005 and operating income of $247,000 for the third quarter of 2006. Excluding stock-based compensation expenses of $225,000 primarily due to adoption of SFAS 123R, loss from operations for the quarter would have been $516,000.

Net loss for the fourth quarter of 2006 was recorded $1.70 million, a decrease of 260% from net income of $1.06 million for the same period in 2005 and a decrease of 405% from net income of $557,000 for the previous quarter. In the fourth quarter the Company recorded an investment impairment of $1.32 million in our cost investment in Moloon. Non-GAAP net loss, which excludes the stock-based compensation expenses of $225,000 primarily due to adoption of SFAS 123R and the $1.32 million investment impairment in Moloon, was $149,000.

As part of the net loss for the fourth quarter, the Company recorded a net exchange gain of $82,000 due to the recent change in the exchange rates between U.S. dollar and RMB.

For the full year 2006, loss from operations was $704,000, a decrease of 122% from operating income of $3.23 million for the full year 2005. Net loss for the full year 2006 was $600,000, compared to net income of $4.62 million for the full year 2005, a decrease of 113% year-over-year.

Net income margin for the fourth quarter of 2006 was -67%, compared to 56% for the same period in 2005 and 32% for the third quarter. Excluding the investment impairment of $1.32 million in Moloon and stock-based compensation expenses of $225,000 primarily due to the adoption of SFAS 123R, non-GAAP net income margin for the fourth quarter of 2006 would have been -6%. Total income tax benefit for the quarter was $77,000, compared to income tax provision of $80,000 for the same period in 2005 and income tax provision of $18,000 for the third quarter of 2006.

Basic loss per ADS was $0.09, and basic loss per share was $0.02 for the fourth quarter of 2006. Diluted loss per ADS was $0.08, and diluted loss per share was $0.02 for the quarter. Excluding the investment impairment of $1.32 million in Moloon and stock-based compensation expenses of $225,000 primarily due to the adoption of SFAS 123R, non-GAAP basic and diluted loss per ADS were both $0.01, and non-GAAP basic and diluted loss per share were both $0.00.

For the full year 2006, net income margin was -8% compared to 62% for the full year 2005. Basic and diluted loss per ADS was both US$0.03 for the full year 2006. Basic and diluted loss per share was both US$0.01 for the full year 2006.

Balance of cash and cash equivalents was approximately $44.96 million at the end of the fourth quarter of 2006.

Investment Impairment

In December of 2005, the Company purchased a minority interest in Moloon, a provider of mobile stream media technology and services. During the second half of 2006, China Mobile Communication Corporation announced policy changes in accordance with directives from China’s Ministry of Information Industry. The changes involve, among other things, requirements for mobile value-added service (“MVAS”) providers such as Moloon to extend free trial periods for customers prior to subscriptions and to send reminders confirming new and existing subscriptions. These policy changes had a substantial negative impact on all MVAS providers including on Moloon’s MVAS business in the fourth quarter of 2006. Consequently, following an independent valuation of the Company’s equity investment in Moloon based on its MVAS business, it is determined that a decline in value had occurred and the Company recorded non-cash asset impairment in total of $1.32 million, reducing the carrying balance of such investment from $13.93 million to $12.61 million.

Currently, Moloon has adopted new strategies to transform itself into a leading provider of mobile online gaming services, and the value of our investment in Moloon may improve if such strategies prove to be effective.

Integration of Stockstar.com and Shenzhen Genius

In the fourth quarter of 2006, the Company made significant progress in fully integrating Stockstar.com and Shenzhen Genius with its existing operations in such key areas as sales, product development and IT. Collectively, Stocktar.com and Shenzhen Genius contributed positive operating cash flows in this fourth quarter.

Release of User Data

With the completion of the Stockstar.com acquisition in October 2006, the Company believes that the user data previously reported for the Company’s www.jrj.com web site no longer fully reflects its integrated business performance. Beginning with the fourth quarter of 2006, the following data will be provided to enhance investors’ overall understanding of the Company’s on-going status and development opportunities:

*	Registered user accounts, which refer to user accounts registered by individuals with either www.jrj.com or www.stockstar.com.

*	Fee-based active subscribers, which refer to registered users who subscribe for a fee to one of our subscription-based services offered by either www.jrj.com or www.stockstar.com by download or through internet.

As of December 31, 2006, the Company has around 6.05 million registered user accounts, and 28,316 fee-based active subscribers.

Conference Call

China Finance Online’s management team will host a conference call at 8:00PM Eastern Time on February 27, 2007 (or 9:00AM February 28, 2007 in the Beijing/HK time zone) following the announcement.

The conference call will be available on Webcast live and for replay at: http://www.chinafinanceonline.com/investor/earning_releases.asp. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Password for all regions: 6133.

A replay of the call will be available from approximately 9:00PM Eastern Time on February 27, 2007 (or 10:00AM February 28, 2007 in the Beijing/HK time zone) to 9:00PM Eastern Time on March 6, 2007 (or 10:00AM March 7, 2007 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, Hong Kong Toll Free Number +852-3006-8101, and France Toll Free Number 0800-910-584, Passcode: 995012.

About China Finance Online Co. Limited

China Finance Online Co. Limited specializes in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2005, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of net income and net income per share, which are adjusted from results based on GAAP to exclude non-cash investment impairment and the compensation cost of share-based awards granted to employees primarily due to the adoption of SFAS 123R, which became effective on January 1, 2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.

Reconciliations of the Company’s non-GAAP financial measures to unaudited Condensed Consolidated Statements of Operations are set forth after the “Condensed Consolidated Statements of Operations” included in this release.

For further information please contact:
Jeff Wang
Chief Financial Officer
China Finance Online Co. Limited
Tel: (86-10) 58325288
Email: ir@jrj.com

China Finance Online Co. Limited
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Dec. 31 2005	Dec. 31 2006
	(note)	(unaudited)
Assets

Current assets:

Cash and cash equivalents	$46,168	$44,955

Accounts receivable, net	145	478

Prepaid expenses and other current assets	1,132	928

Deferred tax assets	64	44

Total current assets	47,509	46,405

Property and equipment, net	512	1,698

Rental deposits	41	86

Cost method investment	15,000	12,607

Acquired intangible assets, net	-	2,045

Goodwill	51	8,152

Total assets	$63,113	$70,993

Liabilities and shareholders’ equity

Current liabilities:

Deferred revenue	$1,859	$6,419

Accrued expenses and other current liabilities	382	2,097

Deferred tax liability	-	19

Income tax payable	41	5

Total current liabilities	$2,282	$8,540

Shareholders’ equity

Ordinary shares	13	13

Additional paid in capital	64,565	65,757

Treasury stock	(13,200)	(13,200)

Retained earnings	8,849	8,249

Deferred stock compensation	(67)	—

Accumulated other comprehensive income	671	1,634

Total shareholders’ equity	60,831	62,453

Total liabilities and shareholders’ equity	$63,113	$70,993

Note: the information for the year ended December 31, 2005, is derived from the audited financial statements.

China Finance Online Co. Limited
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended			Year ended Dec.31

	Dec 31,2006	Dec 31, 2005	Sept 30, 2006	2005	2006

Gross revenues	$2,608	$1,961	$1,768	$7,627	$7,337

Business taxes	(86)	(58)	(35)	(145)	(209)

Net revenues	2,522	1,903	1,733	7,482	7,128

Cost of revenues
(includes
share-based
compensation
expenses
of$24,$1,$24,$1
and$112
respectively)	(628)	(149)	(322)	(482)	(1,468)

Gross profit	1,894	1,754	1,411	7,000	5,660

Operating expenses

General and
administrative
(includes
share-based
compensation
expenses
of$150,$96,$221,$366
and$833
respectively)	(1,051)	(433)	(692)	(1,740)	(2,955)

Sales and marketing
(includes
share-based
compensation
expenses
of$23,$1,$23,$2
and$107
respectively)	(1,250)	(541)	(327)	(1,795)	(2,666)

Product development
(includes
share-based
compensation
expenses
of$28,$1,$28,$2
and$131
respectively)	(334)	(58)	(145)	(236)	(743)

Total operating expenses	(2,635)	(1,032)	(1,164)	(3,771)	(6,364)

Income(loss) from operations	(741)	722	247	3,229	(704)

Interest income	208	386	272	1,486	1,003

Other expense	-	-	-	-	115

Exchange gain (net)	82	37	56	366	267

Loss from impairment of cost method investment	(1,322)	-	-	-	(1,322)

Income(loss) before income tax benefit(provision)	(1,773)	1,145	575	5,081	(641)

Income tax benefit (provision)	77	(80)	(18)	(457)	41

Net income(loss)	(1,696)	1,065	557	4,624	(600)

Income(loss) attributable to ordinary shareholders	(1,696)	1,065	557	4,624	(600)

Income(loss) per share

Basic	$-0.02	$0.01	$0.01	$0.05	$-0.01

Diluted	$-0.02	$0.01	$0.01	$0.04	$-0.01

Income(loss) per ADS

Basic	$-0.09	$0.06	$0.03	0.25	$-0.03

Diluted	$-0.08	$0.05	$0.03	0.22	$-0.03

Weighted average ordinary shares

Basic	93,676,903	91,362,783	93,666,903	94,341,061	93,650,653

Diluted	101,585,606	100,601,264	101,904,969	104,781,492	101,961,727

Weighted average ADSs

Basic	18,735,381	18,272,557	18,733,381	18,868,212	18,730,131

Diluted	20,317,121	20,120,253	20,380,994	20,956,298	20,392,345

China Finance Online Co. Limited
RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended Dec. 31, 2006
Reported		Adjustments			Adjusted
US GAAP					Non-GAAP
Gross revenues	2,608				2,608
Business tax	(86)				(86)

Net revenues	2,522				2,522
Cost of revenues	(628)	24	(a)		(604)

Gross profit	1,894				1,918
Operating expenses
General and administrative	(1,051)	150	(a)		(901)
Sales and marketing	(1,250)	23	(a)		(1,227)
Product development	(334)	28	(a)		(306)

Total operating expenses	(2,635)				(2,434)
Loss from operations	(741)				(516)
Interest income	208				208
Exchange gain (net)	82				82
Loss from impairment of cost method investment	(1,322)	1,322	(b	)	-

Loss before income tax benefit	(1,773)				(226)
Income tax benefit	¡¡¡¡¡¡¡¡¡¡¡¡77				77

Net loss	(1,696)				(149)
	-----------------	—			—

Net loss per share
Basic and Diluted	$-0.02				$-0.00

Net loss per ADS
Basic	$-0.09				$-0.01

Diluted	$-0.08				$-0.01

Weighted average ordinary shares
Basic	93,676,903				93,676,903
Diluted	101,585,606				101,585,606
Weighted average ADSs
Basic	18,735,381				18,735,381
Diluted	20,317,121				20,317,121

Note:

(a)	Exclude share-based compensation expense of $225,000 recorded primarily under SFAS 123R.

(b)	Exclude the investment impairment of $1.32 million in Moloon.